UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 16, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

October 16, 2014 HAD | OEB

313423 | 3105212_1.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: April 23, 2014, April 24, 2014, April 25, 2014, April 28, 2014 and April 29, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as February 22, 2011 (the 2011 Articles), and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated April 23, 2014,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated April 24, 2014,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated April 25, 2014,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated April 28, 2014, and

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated April 29, 2014,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

-	(a) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 121,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.), (b) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 157,140.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Under Armour, Inc.), (c) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 113,400.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.), (d) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 121,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.), (e) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 175,000.00 Airbag Yield Optimization Notes due October 22, 2014 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated), (f) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 251,799.98 Trigger Yield Optimization Notes due April 22, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company), (g) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 239,698.51 Trigger Yield Optimization Notes due April 22, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company), (h) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 168,660.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.), (i) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (j) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Facebook, Inc.), and (k) a Determination of an Authorized Person dated April 23, 2014, including Annex A, setting forth the terms of the USD 165,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.),

-	(a) a Determination of an Authorized Person dated April 24, 2014, including Annex A, setting forth the terms of the USD 164,000.00 Trigger Phoenix Autocallable Optimization Securities due April 28, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (b) a Determination of an Authorized Person dated April 24, 2014, including Annex A, setting forth the terms of the USD 99,999.35 Trigger Yield Optimization Notes due April 24, 2015 (Linked to the performance of the common stock of Bank of America Corporation), (c) a Written Statement and Instructions of Authorized Persons dated April 24, 2014, including Annex A, setting forth the terms of the USD 8,050,580 Contingent Income Auto-Callable Securities due April 26, 2017 (Linked to the common stock of LinkedIn Corporation), (d) a Written Statement and Instructions of Authorized Persons dated April 24, 2014, including Annex A, setting forth the terms of the USD 9,818,700 Trigger Phoenix Autocallable Optimization Securities due April 29, 2019 (Linked to the common units of The Blackstone Group L.P.), Annex B, setting forth the terms of the USD 6,216,500 Trigger Phoenix Autocallable Optimization Securities due April 29, 2019 (Linked to the common stock of Cisco Systems, Inc.) and Annex C, setting forth the terms of the USD 3,505,000 Trigger Phoenix Autocallable Optimization Securities due April 29, 2019 (Linked to the common stock of JPMorgan Chase & Co.), and (e) a Written Statement and Instructions of Authorized Persons dated April 24, 2014, including Annex A, setting forth the terms of the USD 2,148,000 Contingent Absolute Return Autocallable Optimization Securities due April 28, 2015 (Linked to the common stock of Alcoa Inc.), Annex B, setting forth the terms of the USD 1,323,000 Contingent Absolute Return Autocallable Optimization Securities due April 28, 2015 (Linked to the common stock of The Priceline Group Inc.) and Annex C, setting forth the terms of the USD 1,821,700 Contingent Absolute Return Autocallable Optimization Securities due April 28, 2015 (Linked to the common stock of Yelp Inc.),

-	(a) a Determination of an Authorized Person dated April 25, 2014, including Annex A, setting forth the terms of the USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.), (b) a Determination of an Authorized Person dated April 25, 2014, including Annex A, setting forth the terms of the USD 511,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (c) a Determination of an Authorized Person dated April 25, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (d) a Determination of an Authorized Person dated April 25, 2014, including Annex A, setting forth the terms of the USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (e) a Determination of an Authorized Person dated April 25, 2014, including Annex A, setting forth the terms of the USD 1,123,000.00 Airbag Yield Optimization Notes due October 27, 2014 (Linked to the performance of the common stock of Yelp Inc.), (f) a Determination of an Authorized Person dated April 25, 2014, including Annex A, setting forth the terms of the USD 249,994.50 Trigger Yield Optimization Notes due April 27, 2015 (Linked to the performance of the common stock of Rite Aid Corporation), and (g) a Written Statement and Instructions of Authorized Persons dated April 25, 2014, including Annex A, setting forth the terms of the USD 15,711,000 Capped Leveraged Buffered Index-Linked Notes due May 20, 2016 (Linked to the S&P 500® Index),

-	(a) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 340,000.00 Contingent Absolute Return Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Rackspace Hosting, Inc.), (b) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 220,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Silver Wheaton Corp.), (c) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 327,000.00 Contingent Absolute Return Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), (d) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 314,976.06 Trigger Yield Optimization Notes due April 28, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.), (e) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 325,000.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Expedia Inc.), (f) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 352,500.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Expedia Inc.), (g) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 265,195.00 Trigger Yield Optimization Notes due April 28, 2015 (Linked to the common stock of Regeneron Pharmaceuticals, Inc.), (h) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (i) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Facebook, Inc.), and (j) a Determination of an Authorized Person dated April 28, 2014, including Annex A, setting forth the terms of the USD 312,476.25 Trigger Yield Optimization Notes due April 28, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.), and

-	(a) a Determination of an Authorized Person dated April 29, 2014, including Annex A, setting forth the terms of the USD 510,000.00 Trigger Phoenix Autocallable Optimization Securities due May 1, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), (b) a Determination of an Authorized Person dated April 29, 2014, including Annex A, setting forth the terms of the USD 260,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Seattle Genetics, Inc.), (c) a Determination of an Authorized Person dated April 29, 2014, including Annex A, setting forth the terms of the USD 725,000.00 Trigger Phoenix Autocallable Optimization Securities due May 1, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.), and (d) a Determination of an Authorized Person dated April 29, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 1, 2015 (Linked to the performance of the common stock of First Solar, Inc.),

-	(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xiv)	- as provided per e-mails from Joan Newton dated October 3, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mail from Joan Newton dated October 6, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mail from Joan Newton dated October 7, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller, and

-	as provided per e-mail from Joan Newton dated October 9, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of October 16, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(m)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(n)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(o)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated October 16, 2014

a)	Securities with issue date April 23, 2014

1.	USD 121,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.), issued through UBS AG, London Branch

2.	USD 157,140.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Under Armour, Inc.), issued through UBS AG, London Branch

3.	USD 113,400.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.), issued through UBS AG, London Branch

4.	USD 121,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) issued through UBS AG, London Branch

5.	USD 175,000.00 Airbag Yield Optimization Notes due October 22, 2014 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated), issued through UBS AG, London Branch

6.	USD 251,799.98 Trigger Yield Optimization Notes due April 22, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

7.	USD 239,698.51 Trigger Yield Optimization Notes due April 22, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

8.	USD 168,660.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.), issued through UBS AG, London Branch

9.	USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

10.	USD 300,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

11.	USD 165,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

b)	Securities with issue date April 24, 2014

12.	USD 164,000.00 Trigger Phoenix Autocallable Optimization Securities due April 28, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

13.	USD 99,999.35 Trigger Yield Optimization Notes due April 24, 2015 (Linked to the performance of the common stock of Bank of America Corporation), issued through UBS AG, London Branch

14.	USD 8,050,580 Contingent Income Auto-Callable Securities due April 26, 2017 (Linked to the common stock of LinkedIn Corporation), issued through UBS AG, London Branch

15.	USD 9,818,700 Trigger Phoenix Autocallable Optimization Securities due April 29, 2019 (Linked to the common units of The Blackstone Group L.P.), issued through UBS AG, London Branch

16.	USD 6,216,500 Trigger Phoenix Autocallable Optimization Securities due April 29, 2019 (Linked to the common stock of Cisco Systems, Inc.), issued through UBS AG, London Branch

17.	USD 3,505,000 Trigger Phoenix Autocallable Optimization Securities due April 29, 2019 (Linked to the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

18.	USD 2,148,000 Contingent Absolute Return Autocallable Optimization Securities due April 28, 2015 (Linked to the common stock of Alcoa Inc.), issued through UBS AG, London Branch

19.	USD 1,323,000 Contingent Absolute Return Autocallable Optimization Securities due April 28, 2015 (Linked to the common stock of The Priceline Group Inc.), issued through UBS AG, London Branch

20.	USD 1,821,700 Contingent Absolute Return Autocallable Optimization Securities due April 28, 2015 (Linked to the common stock of Yelp Inc.), issued through UBS AG, London Branch

c)	Securities with issue date April 25, 2014

21.	USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.), issued through UBS AG, London Branch

22.	USD 511,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

23.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

24.	USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

25.	USD 1,123,000.00 Airbag Yield Optimization Notes due October 27, 2014 (Linked to the performance of the common stock of Yelp Inc.), issued through UBS AG, London Branch

26.	USD 249,994.50 Trigger Yield Optimization Notes due April 27, 2015 (Linked to the performance of the common stock of Rite Aid Corporation), issued through UBS AG, London Branch

27.	USD 15,711,000 Capped Leveraged Buffered Index-Linked Notes due May 20, 2016 (Linked to the S&P 500® Index), issued through UBS AG, London Branch

d)	Securities with issue date April 28, 2014

28.	USD 340,000.00 Contingent Absolute Return Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Rackspace Hosting, Inc.), issued through UBS AG, London Branch

29.	USD 220,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Silver Wheaton Corp.), issued through UBS AG, London Branch

30.	USD 327,000.00 Contingent Absolute Return Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), issued through UBS AG, London Branch

31.	USD 314,976.06 Trigger Yield Optimization Notes due April 28, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.), issued through UBS AG, London Branch

32.	USD 325,000.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

33.	USD 352,500.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

34.	USD 265,195.00 Trigger Yield Optimization Notes due April 28, 2015 (Linked to the common stock of Regeneron Pharmaceuticals, Inc.), issued through UBS AG, London Branch

35.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

36.	USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

37.	USD 312,476.25 Trigger Yield Optimization Notes due April 28, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.), issued through UBS AG, London Branch

e)	Securities with issue date April 29, 2014

38.	USD 510,000.00 Trigger Phoenix Autocallable Optimization Securities due May 1, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

39.	USD 260,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Seattle Genetics, Inc.), issued through UBS AG, London Branch

40.	USD 725,000.00 Trigger Phoenix Autocallable Optimization Securities due May 1, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.), issued through UBS AG, London Branch

41.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 1, 2015 (Linked to the performance of the common stock of First Solar, Inc.), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

	By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 16 October 2014